UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*


                       ALBANK FINANCIAL CORPORATION
                             (Name of Issuer)

                 Common Stock par value $ 0.01 per share
                      (Title of Class of Securities)

                               012046108
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement.[] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  012046108	13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          	ALBANK, FSB,
          	Incentive Savings and Employee Stock Ownership Plan (IRS No. 14-1590783)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		    					(a) []
  									(b) []

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
           	Federally chartered stock savings institution's employee benefit plan organized in New York.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5   SOLE VOTING POWER
             	---

6   SHARED VOTING POWER
             	914,380

7   SOLE DISPOSITIVE POWER
               ---

8   SHARED DISPOSITIVE POWER
               914,380

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             		914,380

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               []

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             		7.08%

12  TYPE OF REPORTING PERSON*
             		EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).	Name of Issuer:

			ALBANK Financial Corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

			ALBANK Financial Corporation
			10 North Pearl Street
			Albany, New York 12207

Item 2(a).	Name of Person Filing:

			ALBANK, FSB, Incentive Savings and
			Employee Stock Ownership Plan (the "Plan")

Item 2(b).	Address of Principal Business Office or if None, Residence:

			ALBANK, FSB
			10 North Pearl Street
			Albany, New York 12207

Item 2(c).	Citizenship:

			Federally chartered stock savings institution's employee benefit plan organized in New York

Item 2(d).	Title of Class of Securities:

			Common Stock par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

			012046108

Item 3.	If this statement is filed pursuant to Rules 13d-l(b) or 13d-2(b), check whether the person filing is a:

			(a)	[ ] Broker or Dealer registered under Section 15 of the Act;

			(b)	[ ] Bank as defined in Section 3(a)(6) of the Act;

			(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act;

			(d)	[ ] Investment Company registered under Section 8 of the
           Investment Company Act;

			(e)	[ ] Investment Adviser registered under Section 203 of the
           Investment Advisers Act of 1940;

			(f)	[x] Employee Benefit Plan, Pension Fund which is subject to the
 				      provisions of the Employee Retirement Income Security Act of
           1974 or Endowment Fund; see  240.13d-l(b)(1)(ii)(F);

			(g)	[ ] Parent Holding Company, in accordance with
   				    240.13d-1(b)(l)(ii)(G);

			(h)	[ ] Group, in accordance with  240.13d-1(b)(l)(ii)(H).

Item 4. Ownership:

			(a)	Amount Beneficially Owned as of December 31, 1997: 914,380
       shares.

			(b)	Percent of Class: 7.08%

			(c)	Number of shares as to which such person has:

      				(i)	sole power to vote or to direct the vote:
				             		___

			     	(ii)	shared power to vote or to direct the vote:
					            	914,380

     				(iii) 	sole power to dispose or to direct the disposition of:
					              	___

       			(iv) shared power to dispose or to direct the disposition of:
					            	914,380





   	As of December 31, 1997, the reporting person beneficially owned 914,380 shares of Common Stock. In accordance with Rio Grande Industries, Incorporated, SEC No Action Letter, [1989-1990 Transfer Binder] Fed. Sec. L. Rep. (CCH) 79,318 (publicly available
    April 5, 1989), this number of shares represents all of the unallocated shares of Common Stock in the employee stock ownership portion of the Plan as of December 31, 1997 (759,007 shares), plus the number of allocated shares of Common Stock in each of the employee stock ownership and the 401(k) portions of the Plan for which no voting instructions were received in the Issuer's most recent meeting of shareholders held on May 21, 1997 (126,360 shares and 29,013 shares, respectively). 914,380 shares represents 7.08% of the Common Stock, based upon 12,906,845 shares of the Common Stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of none of the shares of Common Stock and shared power with the participants in the Plan to vote or to direct the vote of 914,380 of the shares of Common Stock.
    As of December 31, 1997, the reporting person has sole power to dispose or to direct the disposition of none of the shares of Common Stock and shared power with the participants in the Plan to dispose or to direct the disposition of 914,380 of the shares of Common Stock.

Item 5.		 Ownership of Five Percent or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

    The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Item 7.		Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company:

 			Not Applicable.

Item 8.		Identification and Classification of Members of the Group:

 			Not Applicable.

Item 9.		Notice of Dissolution of Group:

 			Not Applicable.

Item 10.	Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

	   	After reasonable inquiry and to the best of my knowledge and belief,
     I certify that the information set forth in this statement is true, complete and correct.

     Dated:	February 10, 1998

                              ADMINISTRATIVE COMMITTEE OF THE
                              HUMAN RESOURCES COMMITTEE OF THE
                              BOARD OF DIRECTORS OF ALBANK, FSB


                        						By
					                        	Name: Herbert G. Chorbajian
						                        Title: Member